UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Axogen, Inc

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05463X106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	05463X106	Page 2 of 7

1	NAME OF REPORTING PERSONS First Light Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 46-3521994
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,942,270
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,942,270
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,942,270
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.59%
12	TYPE OF REPORTING PERSON IA

CUSIP No .	05463X106	Page 3 of 7

1	NAME OF REPORTING PERSONS Mathew P. Arens I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,942,270
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,942,270
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,942,270
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.59%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	05463X106	Page 4 of 7

Item 1(a).		Name of Issuer:
AxoGen, Inc.

Item 1(b).		Address of Issuer’s Principal Executive Offices:
13631 Progress Boulevard, Suite 400, Alachua, FL 32615

Item 2(a).		Name of Person Filing:
This Schedule 13G is being jointly filed by the following: First Light Asset Management, LLC Mathew P. Arens (“Mr. Arens”)

The Manager may be deemed to be the beneficial owner of the Issuer’s shares of common stock (the “Shares”). The Manager acts as an investment adviser to certain persons holding separately managed accounts with the Manager, each of whom has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, those shares. The Manager may also be deemed to be the beneficial owner of these shares because it acts as an investment adviser to certain private funds. Mr. Arens may also be deemed to be the beneficial owner of these shares because he controls the Manager in his position as managing member and majority owner of the Manager. The Manager and Mr. Arens are filing this Schedule 13G with respect to these Shares pursuant to Rule 13d-1(b) under the Act.

The Manager and Mr. Arens may be deemed to be the beneficial owner of the total amount of Shares set forth across from its or his respective name in Item 4 below. The filing of this Schedule 13G shall not be construed as an admission that the reporting persons or any of their affiliates are the beneficial owner of any securities covered by this Schedule 13G for any other purposes other than Section 13(d) of the Securities Exchange Act of 1934.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
Each of the reporting persons identified in Item 2(a) has its principal business office at: 3300 Edinborough Way, Suite 201, Edina, MN 55435

Item 2(c).		Citizenship:
First Light Asset Management, LLC – Delaware limited liability company Mathew P. Arens – United States citizen

Item 2(d).		Title of Class of Securities:
Common Stock, $0.01 par value

Item 2(e).		CUSIP Number:
05463X106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	05463X106		Page 5 of 7

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
First Light Asset Management, LLC – 1,942,270 Mathew P. Arens – 1,942,270

	(b)	Percent of class:
First Light Asset Management, LLC – 4.59% Mathew P. Arens – 4.59%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote
First Light Asset Management, LLC – 0 Mathew P. Arens – 0

		(ii)	Shared power to vote or to direct the vote
First Light Asset Management, LLC – 1,942,270 Mathew P. Arens – 1,942,270

		(iii)	Sole power to dispose or to direct the disposition of
First Light Asset Management, LLC – 0 Mathew P. Arens – 0

		(iv)	Shared power to dispose or to direct the disposition of
First Light Asset Management, LLC – 1,942,270 Mathew P. Arens – 1,942,270

CUSIP No .	05463X106	Page 6 of 7

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FIRST LIGHT ASSET MANAGEMENT, LLC Date: February 3, 2023

By:	/s/ Kurt T. Peterson
Name:	Kurt T. Peterson
Title:	Chief Compliance Officer

Date: February 3, 2023

Signature:	/s/ Mathew P. Arens
Name:	Mathew P. Arens

CUSIP No .	05463X106	Page 7 of 7

Exhibit A

JOINT FILING AGREEMENT

The Undersigned agree that the statement on Schedule 13G with respect to the common stock of AxoGen, Inc dated as of February 3, 2023, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

FIRST LIGHT ASSET MANAGEMENT, LLC

By:	/s/ Kurt T. Peterson
Name:	Kurt T. Peterson
Title:	Chief Compliance Officer

Signature:	/s/ Mathew P. Arens
Name:	Mathew P. Arens